The New Home Company Inc.

85 Enterprise, Suite 450

Aliso Viejo, California 92656

June 12, 2015

VIA EDGAR

Pamela A. Long

Leland Benton

Division of Corporate Finance

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The New Home Company Inc.

Registration Statement on Form S-3

Filed May 15, 2015

File No. 333-204238

Dear Ms. Long and Mr. Benton,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, The New Home Company Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on June 15, 2015, or as soon thereafter as practicable.

We acknowledge the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

June 12, 2015

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

THE NEW HOME COMPANY INC., a Delaware corporation

By:	/s/ Wayne Stelmar
Name: Wayne Stelmar
Title: Chief Financial Officer and Secretary